Exhibit 99.2
STEALTHGAS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
     The following management’s discussion and analysis should be read in conjunction with our interim unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this report and our management’s discussion and analysis included in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements for the years ended December 31, 2005, December 31, 2006 and December 31, 2007 and the notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission, or SEC, on June 11, 2008.
Results of Operations
Three months ended March 31, 2008 compared to three months ended March 31, 2007.
The average number of vessels in our fleet was 37.9 for the three months ended March 31, 2008 compared to 28.7 for the three months ended March 31, 2007.
VOYAGE REVENUES — Voyage revenues for the three months ended March 31, 2008 were $27.0 million compared to $20.7 million for the three months ended March 31, 2007, an increase of $6.3 million or 30.4%. The average daily TCE (Time Charter Equivalent) rate for the three months ended March 31, 2008 was $7,652, an increase of $103, or 1.4%, compared to an average daily TCE rate of $7,549 for the three months ended March 31, 2007. Total voyage days for our fleet were 3,412 for the three months ended March 31, 2008 compared to 2,579 for the three months ended March 31, 2007. Of the total voyage days for the three months ended March 31, 2008, 2,175, or 63.7%, were time charter days, 1,209, or 35.4%, were bareboat charter days and 28, or 0.8%, were spot voyage days. This compares to 1,745 or 67.7%, time charter days, 720, or 27.9%, bareboat charter days and 114, or 4.4%, spot charter days for the three months ended March 31, 2007.
Our fleet utilization was 98.9% for the three months ended March 31, 2008 compared to 100.0% for the three months ended March 31, 2007.
The growth in revenue reflects principally the increase in the average numbers of vessels in our fleet from 28.7 vessels in the three months ended March 31, 2007 to 37.9 vessels in the three months ended March 31, 2008. During the three months ended March 31, 2008, the Gas Arctic, the Gas Ice, the Birgit Kosan, the Gas Marathon, the Gas Prophet now renamed the M.T. Ming Long, the Sir Ivor, the Lyne, the Batangas, the Gas Eternity, the Sea Bird II, the Chiltern, the Gas Monarch, the Navig8 Fidelity and the Navig8 Faith were employed on bareboat charters. The latter two vessels, the Navig8 Fidelity and the Navig8 Faith, were delivered to the Company in January and February 2008, respectively, and are medium range (“M.R.”) product carriers.
Bareboat charters are generally for lower monthly rates; however, under bareboat charters, we are not responsible for voyage or operating expenses or dry docking or special survey expenses. The prevailing charter rates in the handy size LPG sector for the three months ended March 31, 2008 were higher than the three months ended March 31, 2007.
VOYAGE EXPENSES — Voyage expenses were $0.9 million for the three months ended March 31, 2008 and were $1.3 million for the three months ended March 31, 2007, a decrease of $0.4 million, or 30.1%. Voyage expenses consisted of bunker charges in the amount of $0.2 million, port expenses of $0.03 million, commissions charged by third parties of $0.4 million, commissions charged by related parties of $0.3 million, as well as an insignificant amount of other voyage expenses. Compared to the three months ended March 31, 2007 where the same charges were $0.3 million, $0.3 million, $0.3 million, $0.3 million and $0.1 million, respectively. The decrease in voyage expenses is mainly attributable to the reduced number of days that vessels in the three months ended March 31, 2008 traded on the spot market compared to the three months ended March 31, 2007. Under spot market voyage charters, we are responsible for all the above types of voyage expenses, whereas under time and bareboat charters we are not responsible for bunker, port and canal expenses.
VESSEL OPERATING EXPENSES — Vessel operating expenses were $7.3 million for the three months ended March 31, 2008 and were $5.3 million for the three months ended March 31, 2007, an increase of $2.0 million, or 37.7%, due primarily to the increase in the average number of vessels in our fleet compared to the three months ended March 31, 2007. For the three months ended March 31, 2008, crew wages totaled $4.2 million compared to $2.8 million in the three months ended March 31, 2007. Other significant increases in this category were repairs and maintenance, which increased from $0.6 million for the three months ended March 31, 2007 to $0.8 million for the three months ended March 31, 2008, and spares and consumables that increased from $0.9 million in the three months ended March 31, 2007 to $1.2 million in the three months ended March 31, 2008.
DRY DOCKING COSTS — Dry docking costs in the three months ended March 31, 2008 were $0.4 million compared to $0.0 million in the three months ended March 31, 2007. These expenses reflect the costs related to dry docking one vessel, the Gas Renovatio, during the three months ended March 30, 2008 while no vessels were dry docked during the three months ended March 30, 2008.
MANAGEMENT FEES — Management fees were $1.1 million for the three months ended March 31, 2008 and were $0.9 million for the three months ended March 31, 2007, an increase of $0.2 million, or 22.2%, reflecting the increase in the average number of vessels in our fleet. There was no increase in the amount of management fees per day per vessel; these remained at $440 per day for vessels under time or spot charter and $125 per day for those ships under bareboat charter.
GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses were $1.5 million for the three months ended March 31, 2008 and were $0.8 million for the three months ended March 31, 2007, an increase of $0.7 million, or 87.5%, due primarily to the addition of our Deputy Chairman and Executive Director to the Company’s payroll in August 2007 and the inclusion of a non-cash charge for share based compensation of $0.6 million during the three months ended March 31, 2008.
DEPRECIATION — Depreciation expenses for the 37.9 average number of vessels in our fleet for the three months ended March 31, 2008 were $5.3 million compared to $3.7 million for the 28.7 average number of vessels in our fleet for the three months ended March 31, 2007, an increase of $1.6 million or 43.2%.
INTEREST AND FINANCE COSTS, NET — Net interest and finance costs were $2.6 million for the three months ended March 31, 2008 and were $2.4 million for the three months ended March 31, 2007, an increase of $0.2 million, or 8.3%, resulting primarily from increased indebtedness incurred to fund vessel acquisitions.
CHANGE IN FAIR VALUE OF DERIVATIVES — For the three months ended March 31, 2008, we incurred a non-cash loss on derivatives of $2.3 million based on the estimated value of three interest rate swaps, one with DnB NOR Bank ASA, one with Fortis Bank and one with Deutsche Bank compared to a non-cash loss on derivatives of $0.03 million for the three months ended March 31, 2007.
INTEREST INCOME — Net interest income was $0.3 million for the three months ended March 31, 2008 compared to $0.3 million for the three months ended March 31, 2007, reflecting a higher cash balance on which interest was earned offset by lower interest rates.
FOREIGN EXCHANGE LOSS — For the three months ended March 31, 2008, we incurred a foreign exchange loss of $0.07 million compared to a loss of $0.009 million for the three months ended March 31, 2007.
NET INCOME — As a result of the above factors, net income was $7.4 million for the three months ended March 31, 2008, representing an increase of $0.8 million, or 12.1%, from net income of $6.6 million for the three months ended March 31, 2007.

Liquidity and Capital Resources
     Since our inception, our principal source of funds has been equity provided by our affiliates, proceeds from our initial public offering, proceeds from our follow-on public offering concluded early in the third quarter of 2007, cash generated by our operations and bank borrowings. Our principal use of funds has been to acquire our vessels, to maintain the quality of our LPG carriers, to comply with international standards, laws and regulations and to fund working capital requirements. Our medium-term liquidity needs primarily relate to the purchase of the nine LPG carriers, two M.R. product tankers and two Suezmax oil tankers for which we had contracted as of September 26, 2008 and for which we had scheduled future payments through the delivery of the final contracted vessel during 2011 aggregating $446 million as of September 26, 2008.
     We funded the purchase price for one liquefied petroleum gas carrier, the Gas Premiership, and two product carriers delivered in February 2008, with cash generated by our operations and from part of the proceeds from our follow-on public offering, as well as borrowings under our existing credit facilities, and we paid the balance of the purchase price for one LPG carrier delivered to us in August 2008 with borrowings under our credit facilities and cash from operations. We expect to fund the remaining acquisition price of the nine LPG carriers, two M.R. product tankers and two Suezmax oil tankers for which we had contracted as of September 26, 2008, which in aggregate amounts to $446 million between September 2008 and December 2011, with cash generated from operations and borrowings under our existing and new credit facilities.
     Overall we will continue to rely upon operating cash flows and bank borrowings, as well as future financings, to fund any additional vessel acquisitions we make in the future. As of September 26, 2008, we had approximately $256.5 million of availability under our existing credit facilities (including facilities for which we have commitment letters). Of our current fleet of 39 vessels, six of our vessels, the Gas Prodigy, the Gas Chios, the Gas Crystal, the Gas Fortune, the Seabird II, and the Gas Evoluzione are unencumbered.
     As a result, we may incur additional indebtedness secured by certain or all of these unencumbered vessels. We expect to use these resources, together with cash from operations, to fund a portion of the purchase price for our contracted vessels, as well as for additional vessel acquisitions. In addition, we may in the future finance additional growth through subsequent equity offerings.
     We believe that, unless there is a major and sustained downturn in market conditions, our internally generated cash flows and the borrowings under our new or existing credit facilities will be sufficient to fund the operations of our fleet, including working capital requirements.
     Since the formation of the Company in October 2004, our subsequent initial public offering in October 2005 and our follow-on public offering completed early in the third quarter of 2007, we have continued to implement our strategy of growth by acquisition of LPG carriers, to become a market leader within the handysize (3,000 to 8,000 cbm) LPG carrier sector, as well as entering the product carrier sector, using the resources outlined above.
     For a full description of our credit facilities please refer to the discussion under the heading “—Loan Agreements” below.
     Our dividend policy will also impact our future liquidity position. For a description of our dividend policy, see “Item 8. Financial Information — Dividend Policy” of our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the SEC on June 11, 2008.
Loan Agreements
     We currently have loan agreements with Fortis Bank, DnB NOR Bank ASA, Scotiabank, Deutsche Bank and the National Bank of Greece and commitment letters for credit facilities with Emporiki Bank, Nordea Bank, Scotiabank, KFW IPEX-Bank and EFG Eurobank Ergasias S.A. For a full description of our credit facilities with Fortis Bank, DnB NOR Bank ASA and Scotiabank, see “Item 5. Operating and Financial Review and Prospects — Loan Agreements” of our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the SEC on June 11, 2008.

     On January 17, 2008, we signed a commitment letter with Deutsche Bank to partially finance the acquisition of one new, under construction M.R. product carrier, the Navig8 Faith, by one of our wholly-owned subsidiaries. The senior secured term loan facility is in the amount of $40.25 million and was fully drawn down in one tranche on February 19, 2008. The tranche is repayable in forty-seven consecutive quarterly installments of $625,000, beginning three months after the drawdown, plus a balloon payment of $10.88 million payable together with the last installment. The term loan’s interest rate is LIBOR plus 0.70%. The term loan is secured by a first priority mortgage over the Navig8 Faith, plus the assignment of its insurances and earnings, the pledge of our earnings account with Deutsche Bank and the guarantee of our wholly-owned subsidiary as the owner of the Navig8 Faith.
     On February 13, 2008, we signed a commitment letter with DnB NOR Bank to partially finance the acquisition of one second hand LPG carrier, the Gas Premiership, by one of our wholly-owned subsidiaries. The senior secured term loan facility is in the amount of $15.75 million and was fully drawn down on March 19, 2008. The facility is repayable in sixteen semi-annual installments of $690,000, plus a balloon payment of $4.71 million, payable together with the last installment. The term loan’s interest rate is LIBOR plus 0.85%. The term loan is secured by a first priority mortgage over the Gas Premiership and cross-collateralized with security vessels under the “DnB Loan,” plus the assignment of the Gas Premiership’s insurances, earnings and operating and retention account and our guarantee.
     On February 25, 2008, we signed a commitment letter with Emporiki Bank, secured by the Gas Sikousis and the Gas Kalogeros, two vessels already owned by our wholly-owned subsidiaries. The senior secured term loan facility is in the amount of $29.44 million and is expected to be drawn down in full in September 2008 in connection with the part funding of deposits required for vessels under construction as ordered by the Company. The term loan is repayable in twenty four semi-annual installments of $858,583, plus a balloon payment of $8.83 million, payable together with the last installment. The term loan’s interest rate is LIBOR plus 0.90%. In addition to first priority mortgages over the Gas Sikousis and the Gas Kalogeros, the term loan is secured by the assignment of these vessels’ insurances, earnings and operating and retention accounts and our guarantee.
     On July 30, 2008, we entered into a $33.6 million credit facility agreement with the National Bank of Greece to partially finance the acquisition of two under construction LPG carriers, the Gas Defiance and the Gas Shuriken, by two of our wholly-owned subsidiaries (the “NBG Facility”). The NBG Facility will be fully drawn down in two tranches totaling $16.8 million each in August 2008 and October 2008 upon delivery of each vessel. The first tranche of $16.6 million was drawn down on August 1, 2008. The NBG Facility will be repayable in 24 consecutive semi-annual installments of $980,000 each six months after the final drawdown and in no case later than nine months after the first drawdown, plus a balloon payment of $10,080,000 payable together with the last installment. The first tranche, which amounted to $16,620,000, was drawn down on August 1, 2008 to partly finance the acquisition of the Gas Defiance. The term loan has an interest rate of LIBOR plus 0.95% until the repayment of the third installment and 0.80% thereafter and will be secured by first priority mortgage over the Gas Defiance and the Gas Shuriken, plus the assignment of the Gas Defiance and the Gas Shuriken’s insurances, earnings and the pledge of our earnings account with the lender, and the guarantee of the ship-owning company, as owner of the vessel.
     On August 4, 2008, we signed a commitment letter with the Nordea Bank Finland Plc, London Branch to provide financing of our working capital with an amount of $70 million (the “Nordea Facility”). The Nordea Facility will be fully drawn down in up to three tranches at any time in the next three months. The Nordea Facility will be repayable in twenty eight consecutive quarterly installments of $1,350,000 each three months after the loan agreement date, plus a balloon payment of $33,550,000 payable together with the last installment. The term loan has an interest rate of LIBOR plus 1.30% and is secured by first priority cross collateralized mortgages over the seven collateral vessels involved (the Gas Haralambos, Gas Zael, Gas Spirit, Chiltern, Gas Natalie, Catterick and Gas Sophie) plus the assignment of the collateral vessels’ insurances, earnings and the pledge of our shares and earnings account with the lender, and the guarantee of the ship-owning companies, as owners of the vessels. As at September 26, 2008 this facility was undrawn.
     On September 1, 2008, we signed a commitment letter with Scotiabank (Ireland) Limited to partly finance the construction of a 156,000 deadweight Suezmax tanker to be constructed in China for delivery in July 2011. The senior secured term loan facility is in the amount of $64.35 million and is expected to be drawn down in stages as the vessel is constructed. The term loan once fully drawn down upon the delivery of the vessel, which is expected in July 2011, is repayable, commencing six months after drawdown in 14 semi-annual installments of $1,935,000 plus a balloon payment of $37.26 million, payable together with the last installment. The term loan’s interest rate is LIBOR plus 1.30%. In addition to first priority mortgage over the vessel, the term loan is secured by the assignment of these vessels’ insurances, refund guarantees from the shipyard, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary. As at September 26, 2008 this facility was undrawn.
     On September 11, 2008, we signed a commitment letter with KFW IPEX-Bank Limited to partly finance the construction of a 156,000 deadweight Suezmax tanker to be constructed in China for delivery in April 2011. The senior secured term loan facility is in the amount of $64.50 million and is expected to be drawn down in stages as the vessel is constructed. The term loan once fully drawn down upon the delivery of the vessel, which is expected in April 2011, is repayable, commencing three months after drawdown in 40 quarterly installments of $1,075,000 plus a balloon payment of $21.50 million, payable together with the last installment. The term loan’s interest rate is LIBOR plus 1.30%. In addition to first priority mortgage over the vessel, the term loan is secured by the assignment of these vessels’ insurances, refund guarantees from the shipyard, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary. As at September 26, 2008 this facility was undrawn
     On September 18, 2008, we signed a commitment letter with EFG Eurobank Ergasias S.A. to part finance the acquisition of one under construction M.R. type product carrier named “Hyundai Mipo Hull Number 2139” to be constructed in Korea for delivery in the second quarter of 2009. The senior secured term loan facility will be the lesser of the amount of $41.00 million and the 75% of the vessel’s charter free market value at the time of delivery. The term loan will be drawn down in one tranche upon the delivery of the vessel, which is expected in April 2009, and will be repayable, with the first installment commencing three months after the drawdown in 10 consecutive quarterly installments of $850,000 each and 30 consecutive quarterly installments of $550,000 each plus a balloon payment of $16.00 million payable together with the last installment. The term loan’s interest rate is LIBOR plus 1.50%. In addition to first priority mortgage over the vessel, the term loan is secured by the assignment of these vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.
Interest Rate Swaps
     We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates. See Note 14, Interest Rate Swap Agreement, to our condensed consolidated financial statements (unaudited) included in this report.
Cash Flows
     NET CASH PROVIDED BY OPERATING ACTIVITIES — was $10.6 million for the three months ended March 31, 2007 compared to $8.8 million for the three months ended March 31, 2007, an increase of $1.8 million, or 20.5%. This represents the net amount of cash, after expenses, generated by the chartering activities of our vessels. Stealth Maritime, on our behalf, collects our chartering revenues and pays our expenses.
     NET CASH USED IN INVESTING ACTIVITIES — was $108.4 million for the three months ended March 31, 2008 compared to $23.7 million for the three months ended March 31, 2007, an increase of $84.7 million, or 357.4%. The primary reason for the increase during the three months ended March 31, 2008 was the acquisition of the Navig8 Faith and the Navig8 Fidelity and the deposits totaling $16.87 million relating to one M.R. product carrier to be delivered in April 2009 and five LPG carriers to be constructed in Japan. For the three months ended March 31, 2007, the Gas Flawless was acquired.
     NET CASH PROVIDED BY FINANCING ACTIVITIES — was $86.2 million for the three months ended March 31, 2008, reflecting the drawdowns under the Scotiabank and Deutsche Bank facilities to acquire the Navig8 Faith and the Navig 8 Fidelity. This compares to $11.1 million provided by net cash from financing activities in the three months ended March 31, 2007, reflecting primarily the funding of the purchase of the Gas Flawless.
Capitalization
     The table below sets forth our consolidated capitalization as of March 31, 2008:

•	on an actual basis; and
•	on an as adjusted basis to reflect, dividends paid on June 13, 2008 and September 3, 2008 of $0.1875 per common share, the drawdown of $16,800,000 under our NBG Facility to finance the purchase of the Gas Defiance and the total loan repayments of $10,330,828.
As adjusted as described above, there have been no material changes to our capitalization since March 31, 2008.

	As of
	March 31, 2008
In U.S. dollars	Actual	As Adjusted
Long-term secured debt obligations (including current portion)	$236,193,721	$242,662,893
Stockholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 22,310,110 shares issued and outstanding actual and 22,310,110 shares issued and outstanding as adjusted	223,101	223,101
Additional paid-in capital	282,113,258	282,113,258
Retained earnings	24,903,585	16,537,294
Accumulated other comprehensive income/(loss)	(2,017,546)	(2,017,546)

Total stockholders’ equity	305,222,398	296,856,107

Total capitalization	$541,416,119	$539,519,000

Off Balance Sheet Arrangements
     We do not have any off balance sheet arrangements.
Recent Developments
     On May 27, 2008, our Board of Directors declared a cash dividend of $0.1875 per share of common stock payable on June 13, 2008 to holders of record on June 6, 2008. The total amount of $4,183,146 was paid on June 13, 2008.
     On June 25, 2008, we entered into a memorandum of agreement with an unaffiliated entity to acquire, for a purchase price of $57.5 million, a resale new build Korean built 47,000 deadweight IMO 3 M.R. product carrier, scheduled to be delivered in November 2009.
     On July 4, 2008, we signed a letter of intent with a shipyard in China to construct two 156,000 deadweight Suezmax oil tankers for delivery between May and July and between July and September 2011, respectively. We also have an option to be exercised at a later date to construct two further such vessels with delivery dates in the first and second quarters of 2012.
     On July 30, 2008, we entered into a $33.6 million facility agreement with the National Bank of Greece to partially finance the acquisition of two under construction LPG carriers, the Gas Defiance and the Gas Shuriken by two of our wholly owned subsidiaries. The NBG Facility will be fully drawn down in two tranches totaling $16.8 million in August and October 2008 upon delivery of each vessel. The first tranche in the amount of $16.62 million was drawn down on August 1, 2008 to partly finance the acquisition of the Gas Defiance.
     On August 1, 2008, we took delivery of the Gas Defiance, a 2008 Japanese built 5,000 cbm fully pressurized LPG carrier.
     On August 4, 2008, we signed a commitment letter with the Nordea Bank Finland Plc, London Branch to provide financing of our working capital with an amount of $70.0 million. The senior secured credit facility will be fully drawn down in up to three tranches at any time in the next three months. The facility will be repayable in 28 consecutive quarterly installments of $1.35 million each three months after the loan agreement date, plus a balloon payment of $33.55 million payable together with the last installment.
     On August 5, 2008, we entered into a foreign currency forward contract to hedge part of our exposure to fluctuations of our anticipated cash payments in Japanese Yen relating to five LPG carriers under construction by Mitsubishi Corporation of Japan scheduled for delivery between September 2010 and December 2011. Under the foreign currency forward contract, we will convert approximately JPY5.4 billion of cash outflows to U.S. dollars at various dates from 2009 to 2011.
     On August 19, 2008, our Board of Directors declared a cash dividend of $0.1875 per share of common stock payable on September 5, 2008 to holders of record on August 29, 2008. The total amount of $4,183,146 was paid on August 29, 2008.
     On September 1, 2008, we signed a commitment letter with Scotiabank (Ireland) Limited to partly finance the construction of a 156,000 deadweight Suezmax tanker to be constructed in China for delivery in July 2011. The senior secured term loan facility is in the amount of $64.35 million and is expected to be drawn down in stages as the vessel is constructed. The term loan once fully drawn down upon the delivery of the vessel, which is expected in July 2011, is repayable, commencing six months after drawdown in 14 semi-annual installments of $1,935,000 plus a balloon payment of $37.26 million, payable together with the last installment. The term loan’s interest rate is LIBOR plus 1.30%. In addition to first priority mortgage over the vessel, the term loan is secured by the assignment of these vessels’ insurances, refund guarantees from the shipyard, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary. As at September 26, 2008 this facility was undrawn.
     On September 2, 2008, we concluded a memorandum of agreement for the disposal of the Gas Amazon to an unaffiliated third party for $11.0 million, with expected delivery date in November 2008. We expect to realize a gain from the sale of the Gas Amazon of approximately $3.02 million, which will be included in our consolidated statements of income in the quarter in which the Gas Amazon is delivered to her new owners.
     On September 11, 2008, we signed a commitment letter with KFW IPEX-Bank Limited to partly finance the construction of a 156,000 deadweight Suezmax tanker to be constructed in China for delivery in April 2011. The senior secured term loan facility is in the amount of $64.50 million and is expected to be drawn down in stages as the vessel is constructed. The term loan once fully drawn down upon the delivery of the vessel, which is expected in April 2011, is repayable, commencing three months after drawdown in 40 quarterly installments of $1,075,000 plus a balloon payment of $21.50 million, payable together with the last installment. The term loan’s interest rate is LIBOR plus 1.30%. In addition to first priority mortgage over the vessel, the term loan is secured by the assignment of these vessels’ insurances, refund guarantees from the shipyard, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary. As at September 26, 2008 this facility was undrawn.
     On September 18, 2008, we signed a commitment letter with EFG Eurobank Ergasias S.A. to part finance the acquisition of one under construction M.R. type product carrier named “Hyundai Mipo Hull Number 2139” to be constructed in Korea for delivery in the second quarter of 2009. The senior secured term loan facility will be the lesser of the amount of $41.00 million and the 75% of the vessel’s charter free market value at the time of delivery. The term loan will be drawn down in one tranche upon the delivery of the vessel, which is expected in April 2009, and will be repayable, with the first installment commencing three months after the drawdown in 10 consecutive quarterly installments of $850,000 each and 30 consecutive quarterly installments of $550,000 each plus a balloon payment of $16.00 million payable together with the last installment. The term loan’s interest rate is LIBOR plus 1.50%. In addition to first priority mortgage over the vessel, the term loan is secured by the assignment of these vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiary.
Forward-Looking Statements
     Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although StealthGas Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, StealthGas Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in Stealth Gas Inc.’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.
     Risks and uncertainties are further described in reports filed by StealthGas Inc. with the SEC.